

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

July 12, 2007

By U.S. mail and facsimile

Mr. Nigel J. Lovett
Chief Executive Officer
Toreador Resources Corporation
4809 Cole Avenue, Suite 108
Dallas, Texas 75205

Re: Toreador Resources Corporation
Registration Statement on Form S-1
Filed May 8, 2007
File No. 333-142731
Form 10-K For Fiscal Year Ended December 31, 2006
Filed March 16, 2007
Response Letters Dated June 28, 2007 and July 10, 2007
File No. 000-02517

Dear Mr. Lovett:

        We have reviewed your filings and response letters and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form S-1 Filed May 8, 2007

General

1.   Please file amendments to your Forms S-1 and 10-K, incorporating all appropriate updated consents and certifications, as well as revisions proposed in your response letters dated June 28, 2007 and July 10, 2007.

Title to Oil and Gas Properties, page 25

2.   We have reviewed your response to prior comment 10. Please file or incorporate by reference the legal opinions provided to us as supplemental information as exhibits to your S-1.

Reserve Report

3.   Please provide the technical justification for the proved reserve classification of your four largest proved undeveloped wells, by discounted future net cash flow. From your reserve report these appear to be the following wells:

- the Arcakoca 3 1 (G sand and A sand);
- Dogu Ayazli 1 (E sand);
- the Ayazli 3A (sand A);
- the Dogu Ayazli 1(Sand D)

Include the evaluation of analogous offset wells in the same producing horizon. Provide a graph of production over time for each analogous well, noting the producing horizon each well is completed in. Also provide a graph of bottom-hole pressure versus cumulative production or a graph of flowing tubing pressure versus cumulative production for the analogous wells. Provide a map referencing the proved undeveloped locations to the producing analogous wells. Include any volumetric calculations you have made for the undeveloped locations. If there are significant differences between the volumetric reserves and the reserves from the offset wells please explain the reasons and justify the assumptions you have made concerning your final reserve estimates for each well.

Closing Comments

As appropriate, please amend your documents in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Act of 1933 and the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Mr. Nigel J. Lovett
Toreador Resources Corporation
July 12, 2007
Page 4

You may contact Lily Dang at (202) 551-3867 or Jenifer Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. You may contact James Murphy, Petroleum Engineer at (202) 551-3703 with questions about engineering comments. Please contact Donna Levy, Attorney, at (202) 551-3292 or me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief

cc: <u>via facsimile</u>
 Bruce Newsome
 Haynes and Boone, LLP